FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing the execution of the Sale and Purchase Agreement of the 100% of the shares of Artikos Chile S.A. (“Artikos”), a banking service provider (sociedad de apoyo al giro), of which Banco de Chile is the owner of 50% of its shares.

Santiago, December 18, 2024

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Ref: MATERIAL INFORMATION /

Banco de Chile

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045, Chapter 18-10 of the Restated Regulations of Banks and General Rule No. 30 of the Financial Market Commission (CMF), I hereby inform you the following as Material Information in relation to this institution:

That, having met the conditions agreed by the parties, as disclosed in the Material Information of last September 26, today it has been executed the Sale and Purchase Agreement of the 100% of the shares of Artikos Chile S.A. (“Artikos”), a banking service provider (sociedad de apoyo al giro) of which Banco de Chile is the owner of 50% of its shares, while the remaining 50% it is owned by Banco de Crédito e Inversiones (together with the Bank as the “Shareholders”), which have been acquired by Cámara de Comercio de Santiago A.G.

Sincerely,

Eduardo Ebensperger Orrego
CEO
Banco de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2024

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO

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